
May 4, 2021

Stephen Mullowney
Chief Executive Officer
Tanzanian Gold Corporation
#202, 5226 Larch Street
Vancouver, British Columbia
Canada V6M 4E1

> **Re: Tanzanian Gold Corporation**
> **Registration Statement on Form F-3**
> **Filed April 27, 2021**
> **File No. 333-255526**

Dear Mr. Mullowney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel B. Eng